Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER OF FISCAL 2009
(Three and Six Month Periods Ended January 31, 2009)

The following information prepared as at March 13, 2009 should be read in conjunction with Helix BioPharma Corp.’s (the “Company” or “Helix”) unaudited interim consolidated financial statements and note disclosure for the three and six month period ended January 31, 2009, which has been prepared in accordance with Canadian generally accepted accounting principles.  In addition, this information should also be read in conjunction with the Company’s audited consolidated financial statements and related note disclosure and Management’s Discussion and Analysis for the year ended July 31, 2008, which have also been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian currency unless otherwise noted.

This Management’s Discussion and Analysis contains certain forward-looking statements based on current expectations that are subject to risks and uncertainties beyond management’s control and could cause actual results to differ materially from those expressed herein.  Risk factors and uncertainties are discussed under the headings “Risks and Uncertainties” and “Forward-looking Statements” as well as in the Company’s Annual Information Form, which can be found on SEDAR at www.sedar.com.  Helix undertakes no obligation to revise forward-looking statements in light of future events.

Additional information relating to the Company, including its Annual Information Form, can be found on the Company’s website, www.helixbiopharma.com and/or on SEDAR at www.sedar.com.    Additional information relating to the Company can also be found in the Company’s Form 20-F registration statement filed with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml, and on SEDAR at www.sedar.com under the category “Other”, filed on March 12, 2009.

OVERVIEW
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates.  The Company has generated revenues principally from two sources: product sales and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development. To date, proceeds from the issuance of its common shares and cash flows from these activities have financed Helix’s research and development initiatives.

As the Company has several projects in the development stage, it expects to incur additional losses and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

DOS47 – A broad anti-cancer therapeutic candidate
DOS47™ was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47™ is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47™ is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47™ is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s manufacturer, BioVectra, from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47™ patents from the U.S. patent office, both of which will expire in 2022. As a result, Helix has patent protection covering the use of targeted DOS47™-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47™ both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing its DOS47™ commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47™-based therapeutics pending the identification of further tumor targeting agents, such as the lung adenocarcinoma-specific antibody component of L-DOS47.

L-DOS47
L-DOS47 is the first targeted therapeutic under development based upon Helix’s DOS47 technology.  Helix’s L-DOS47 is a new drug in development that offers an innovative approach to the treatment of lung cancer. L-DOS47 is designed to function by using a plant-derived compound called urease to act upon a natural substance in the body called urea in order to produce a potent cancer cell killing effect. L-DOS47 is an immunoconjugate combining the urease enzyme and a lung adenocarcinoma-specific camelid single domain antibody.

We believe L-DOS47 is unique among any cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

In addition, L-DOS47 is designed to act in a targeted manner, affecting lung cancer cells of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, L-DOS47 applies a variation on a technology that has been used in medicines for many years. Specifically, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized single domain antibody, designed to identify an antigenic site predominantly associated with lung adenocarcinoma cells.  Helix entered into a worldwide exclusive license with Canada’s National Research Council (“NRC”), through which it obtained the rights to this antibody.  Helix has certain royalty and milestone payment obligations pursuant to the license agreement.  A patent application in respect of the antibody has been filed in Canada and the United States and as a Patent Cooperation Treaty (“PCT”) filing.

Helix has made significant progress with the L-DOS47 preclinical development program.  Pharmacology studies were conducted in animals demonstrating that L-DOS47 inhibits the growth of tumors derived from a human lung adenocarcinoma cell line. In addition, pilot repeat-dose animal toxicology studies were conducted, through which L-DOS47 was well tolerated at doses within and above the dose range shown to be efficacious in the tumor growth inhibition studies. These findings are paramount in providing critical supportive evidence for an investigational new drug (“IND”) filing.  In parallel with these studies, Helix has advanced its scale-up manufacturing program in anticipation of furnishing product for future clinical testing. Helix signed an initial agreement with BioVectra, a division of Diagnostic Chemicals Limited, to manufacture L-DOS47 bulk drug product for human clinical testing, building upon preliminary work the Company had conducted together with a former manufacturing partner. Initial efforts to scale up the cGMP manufacturing process for L-DOS47 faced some obstacles which affected Helix’s initial IND filing estimates.

During fiscal 2008, Helix signed a second agreement with BioVectra to further advance “good manufacturing practice” or “GMP” production of the L-DOS47 active drug substance to a scale that is suitable for human clinical testing. The agreement is designed to provide the Company with sufficient L-DOS47 bulk drug product to initiate the Company’s planned Phase I clinical trial.  Also during fiscal 2008, a process for vialing L-DOS47 in a lyophilized (i.e. freeze-dried) format was developed through the services of U.S.-based KBI Biopharma Inc. and the Company has now contracted a fill-finish solution provider, Chesapeake Biological Laboratory in Baltimore, for the purposes of vialing bulk drug product for human clinical testing.

In fiscal 2009, Helix commenced expanded animal testing and is currently in the process of developing clinical testing protocols so as to satisfy IND regulatory filing requirements and from there intends to seek approval from the U.S. Food and Drug Administration (“FDA”) for a Phase I clinical study in lung adenocarcinoma patients. As an integral part of the IND process, Helix also intends to conduct a pre-IND meeting with the FDA to confirm its IND submission plans. While all activities for the planned Phase I study are progressing, the Company has experienced some delays with respect to its GMP manufacturing scale-up program, which has impacted the previously projected timeline for the initial pre-IND meeting and subsequent IND filing. The Company expects the pre-IND meeting to occur in and around the end of the third quarter of fiscal 2009 followed by the Phase I IND filing to occur sometime before the end of Helix’s fiscal fourth quarter ended July 31, 2009.  In addition, Helix is considering conducting a parallel confirmatory Phase I program in Europe, and is actively investigating the necessary regulatory filing requirements to facilitate this in this same time period.

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with a large pharmaceutical company at some point in the future. Before doing so, Helix plans to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients.

Topical Interferon Alpha-2b
Helix is developing Topical Interferon Alpha-2b for the treatment of low-grade cervical lesions (“LSIL”) and ano-genital warts (“AGW”) caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections, causing AGW, as well as being linked to a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™. The BiphasixTM technology facilitates the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b, specially designed for the treatment of dermatological disease states.

In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical and ano-genital lesions, we believe that there is potential to develop the product for additional indications. Specifically, injectable interferon alpha-2b therapy has already been indicated for, or experimentally tested by others against additional widespread dermatological disease states including actinic keratosis, anal dysplasia, Kaposi’s sarcoma, basal cell carcinoma and malignant melanoma. In contrast to injectable administration, we also believe that its topical preparation could conceivably offer a superior means of delivering potent interferon alpha-2b therapy for the treatment of conditions such as these. However, the Company is not currently allocating resources to these other potential clinical indications, since we are currently directing our resources toward the treatment of HPV-induced cervical and ano-genital lesions.

In December 2000, the Company signed an agreement with Schering Corporation, a subsidiary of Schering-Plough Corporation, (“Schering-Plough”), granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering-Plough’s option may be exercised at any time up to a specified period following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering-Plough for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales.

Topical Interferon Alpha-2b (HPV induced low-grade cervical lesions (“LSIL”))
Helix achieved positive results in 2007 from a German Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous LSIL.  Based on these findings, Helix plans to progress to large, randomized, placebo-controlled double-blind studies, so as to evaluate the product in an expanded patient population in 2009. Helix is preparing for both an IND and a Clinical Trial Application (“CTA”) filing in the United States and Europe, respectively. Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. Building upon the completed German Phase II trial, Helix is pursuing a Phase IIb designation for the U.S. trial, since there has not been any previous clinical experience with the product in North America, and a Phase III designation for the European trial. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning CTA preparation and submission. Furthermore, it is Helix’s intent to commence a small European Phase II pharmacokinetic study in human subjects prior to initiating its planned Phase IIb/III trials. Helix had filed the CTA for this trial, and just recently received approval from the relevant regulatory authorities.  The study was designed, as mandated by regulatory authorities, in order to gather further evidence of the absorption and elimination profile of Topical Interferon Alpha-2b in patients with cervical dysplasia, prior to proceeding with clinical testing of the product on a mass scale. It is Helix’s intention to use interim findings, if possible, from this study in order to provide support for its anticipated regulatory filings to seek approval to conduct the two parallel confirmatory pivotal efficacy trials planned for this therapeutic indication. Helix also intends to conduct a pre-IND meeting with the FDA similar to the scientific advice meeting that the Company has completed with the German regulatory authority, however, the timing of this meeting has not yet been established.

Helix has entered into an agreement with a U.S. contract manufacturing organization, CPL, to further scale-up the Topical Interferon Alpha-2b GMP production process in anticipation of the Phase IIb and III trials in the United States and Europe respectively. Pursuant to this agreement, CPL is to provide the Company with batches of Topical Interferon Alpha-2b for use in clinical trials.  Although all activities for the planned Phase IIb/III trials are progressing, the Company has experienced some delays with the GMP manufacturing scale-up program and expects further delays as a result of its intention to commence the pending human pharmacokinetic study before commencing the planned Phase IIb/III trials. The Company expects both Phase IIb/III IND/CTA filings to occur before the end of the Company’s fiscal fourth quarter ending July 31, 2009, pending success with its human pharmacokinetic study, its GMP manufacturing scale-up program and its further proceedings with the regulatory authorities.

As previously described, the Company expects the confirmatory trials to consist of a Phase IIb trial in the U.S. and a Phase III trial in Europe. Helix expects to file the necessary IND and CTA dossiers, respectively, before the end of the Company’s fiscal fourth quarter ending July 31, 2009, pending success with its pharmacokinetic study plans, ongoing GMP manufacturing scaleup program and further proceedings with regulatory authorities. Helix projects that its parallel confirmatory efficacy trials for Topical Interferon Alpha-2b will require approximately a two-year period to complete, followed thereafter by the preparation and filing of marketing applications. Conducting these trials will require substantial funding beyond the Company’s current resources, for which the Company continues to seek additional capital.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))
Helix is also conducting a Phase II clinical trial of Topical Interferon Alpha-2b in patients with AGW at multiple centers in Sweden, under the overall direction of Dr. Pål Wölner-Hanssen, at the University Hospital of Lund.  This trial involves a team of investigators across multiple centers with expected enrollment of 120 patients, comparing treatment to placebo over an examination span of four-months per patient. Helix has previously announced that this clinical trial is progressing at a slower pace than originally anticipated due to a lower than expected patient enrollment rate. Helix has received approval by the MPA for a clinical protocol amendment with a view to improving the enrollment rate. In addition, Helix received approval from German regulators to open approximately ten additional study centers, so as to attract further patients to the trial. Helix has also signed an agreement with a prominent German dermatologist, Professor Dr. med. Eggert Stockfleth of the Department of Dermatology, Skin Cancer Center Charité, Universitätsmedizin Berlin, to act as the German coordinating investigator overseeing the German study activities. In light of the recruitment challenges to date, the Company has revised the time projected to complete patient enrollment to the end of the Company’s fiscal fourth quarter ending July 31, 2009.  The rate of enrollment associated with this trial has improved as a result of the change in protocol implemented earlier in the fiscal year and the additional study centers established in Germany.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES
The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  They are consistent with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended July 31,

2008. The unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2008.  When necessary, the unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Significant areas requiring the use of estimates are the assessment of impairment in the value of investments, determination of useful lives and assessment of impairment in the value of long-lived assets, such as capital assets, acquired technology under development and patents, determination of fair value of stock options granted for estimating stock-based compensation expense, the allocation of proceeds to share purchase warrants and the determination of valuation allowance of future tax assets.  In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.  These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.

RESULTS FROM OPERATIONS
Three and six month periods ended January 31, 2009 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $4,252,000 and $6,573,000, respectively, for the three and six month periods ended January 31, 2009, for a loss per common share of $0.08 and $0.13, respectively.  In the comparative three and six month periods ended January 31, 2008, the Company recorded a loss of $1,526,000 and $3,170,000, respectively, for a loss per common share of $0.04 and $0.08, respectively.

Revenues
Total revenues for the three month period ended January 31, 2009 totaled $863,000 (2008 - $791,000), resulting in an increase of $72,000 or 9.1%.  Total revenues for the six month period ended January 31, 2009 totaled $1,982,000 (2008 - $1,676,000), resulting in an increase of $306,000 or 18.3%.

Product Revenue
Product revenue totaled $740,000 and $1,661,000 respectively for the three and six month periods ended January 31, 2009 and represent an increase of $88,000 (13.5%) and $255,000 (18.1%) respectively, when compared to the three and six month periods ended January 31, 2008.  This is primarily driven by higher revenues from the sale of Orthovisc® in both the three and six month periods ended January 31, 2009.

License fees and royalty revenue
License fees and royalties totaled $123,000 and $321,000 respectively for the three and six month periods ended January 31, 2009 and represent a decrease of $16,000 (11.5%) and increase of $51,000 (18.9%) respectively, when compared to the three and six month periods ended January 31, 2008.  The license fees and royalties for both the three and six month periods ended January 31, 2009 and 2008 are comprised solely of royalties related to sales of Klean-Prep™ outside of Canada except in the first quarter of fiscal 2009 which includes a US$75,000 termination payment from Lumera Corporation.

Cost of sales and margins
Cost of sales totaled $338,000 and $785,000 respectively for the three and six month periods ended January 31, 2009 (three and six month periods ended January 31, 2008: $269,000 and $582,000 respectively).  Margins, on a percentage basis, for the three and six month periods ended January 31, 2009 were 54.3% and 52.7% (three and six month periods ended January 31, 2008: 58.7% and 58.6% respectively).  The decrease in margins reflects higher purchase costs resulting from a lower Canadian dollar versus the U.S. dollar.

Research & development
Research & development costs for the three and six month periods ended January 31, 2009 totaled $2,734,000 and $4,502,000, respectively (three and six month periods ended January 31, 2008: $1,109,000 and $1,989,000 respectively).  Approximately 50% and 41% of the higher research and development costs in the three and six month periods ended January 31, 2009, reflect costs associated with the ongoing AGW Phase II clinical trial in Sweden and Germany. The residual increase in the three and six month periods ended January 31, 2009, is split relatively equally, between research and development activities associated with LSIL and L-DOS47.

Operating, general & administration
Operating, general & administration expenses totaled $1,440,000 and $2,623,000 respectively for the three and six month periods ended January 31, 2009 (three and six month periods ended January 31, 2008: $1,165,000 and $2,380,000 respectively).

Operating, general and administration expenses were higher for both the three and six month periods ended January 31, 2009.  Legal and audit fees associated with the Company’s filing of a Form 20-F registration statement with the U.S. Securities and Exchange Commission reflect the majority of the increase.  Also impacting the quarter were higher sales commissions, costs associated with the implementation of a new financial reporting system and expenditures associated with capital raising and investor relations services.  Capital raising services in the comparative three and six month periods ended January 31, 2008 relate to the December 19, 2007 private placement and were accounted for as share issue costs (applied against proceeds from the private placement as part of share capital).   Offsetting, in part, the aforementioned increases in expenditures are lower wages and benefits due to a one-time charge relating to the resignation of the Company’s Chairman, and management bonuses paid, in the three and six month periods ended January 31, 2008.  Also contributing to the lower wages and benefits in the current quarter was the foregoing of accrued vacation days by management.

Amortization of intangible and capital assets
Amortization of intangible assets in the three and six month periods ended January 31, 2009 totaled $3,000 and $6,000 respectively (three and six month periods ended January 31, 2008: $3,000 and $10,000 respectively).

Amortization of capital assets in the three and six month period ended January 31, 2009 totaled $63,000 and $127,000 respectively (three and six month periods ended January 31, 2008: $63,000 and $129,000 respectively).

Stock-based compensation
Stock-based compensation expense in the three and six month periods ended January 31, 2009 totaled $631,000 and $631,000 respectively (three and six month periods ended January 31, 2008: $12,000 and $24,000 respectively).  The increase in stock-based compensation expense is the result of the issuance of 2,070,000 stock options to purchase common stock of the Company at an exercise price of $1.68, on December 17, 2008.  The options vest 25% immediately, and 25% at each anniversary date thereafter.  The stock-based compensation expense in the three and six month periods ended January 31, 2008 relate to the ongoing amortization of compensation costs of stock options granted on June 30, 2005 over their vesting period.

Interest income
Interest income in the three and six month periods ended January 31, 2009 totaled $100,000 and $305,000 respectively (three and six month periods ended January 31, 2008: $181,000 and $285,000 respectively).  The decrease in interest income in the three month period ended January 31, 2009 reflects lower interest rates.

Foreign exchange loss
The Company realized foreign exchange gains/(losses) in the three and six month periods ended January 31, 2009 of $18,000 and ($132,000) respectively (January 31, 2008: $153,000 and $45,000, respectively).  Foreign exchange gains/(losses) are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland.  The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.  In addition, U.S. dollar purchases of inventory for distribution in Canada also contributed to the foreign exchange loss.

Income taxes
Income tax expense in the three and six months ended January 31, 2009 totaled $24,000 and $54,000 respectively (three and six month periods ended January 31, 2008: $30,000 and $62,000 respectively).  All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW
Operating activities
For the three month period ended January 31, 2009 and 2008, cash used in operating activities totaled $3,256,000 and $1,073,000, respectively.  For the six month period ended January 31, 2009 and 2008, cash used in operating activities totaled $4,874,000 and $2,716,000, respectively.  The increase in cash used in operating activities for the three and six month periods ended January 31, 2009 compared to 2008, is mainly the result of higher research and development expenditures along with slightly higher operating, general and administrative expenditures.

Financing activities
Financing activities in the three and six month periods ended January 31, 2009 totaled $nil and $9,659,000 (three and six month periods ended January 31, 2008: $14,614,000 and $14,614,000 respectively).  All financing activities relate to two separate private placements in the given periods.

Investing activities
Use of cash in investing activities for the three and six month periods ended January 31, 2009 totaled $37,000 and $74,000 (2008 - $9,000 and $59,000 respectively).  All use of funds in investing activities represents capital acquisitions in the particular period.

LIQUIDITY, CAPITAL RESOURCES AND OUTLOOK
Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At January 31, 2009, the Company had cash and cash equivalents totaling $23,636,000 (July 31, 2008 – $19,057,000).  The increase in cash and cash equivalents is the result of a private placement completed on October 2, 2008 where the Company issued 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000.  Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011.

The total number of common shares issued as at January 31, 2009 was 53,175,335 (July 31, 2008 – 46,375,335).

At January 31, 2009, the Company’s working capital was $22,942,000 (July 31, 2008 – $19,166,000).

Based on our planned expenditures and assuming no material unanticipated expenses, we believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks to its operations.  The market, however, for equity financings for companies such as Helix is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

OUTSTANDING SHARE DATA
On the date of this filing, the Company had outstanding 53,175,335 common shares; 3,400,000 share purchase warrants; and incentive stock options to purchase up to 3,675,500 common shares.  On March 12, 2009, the Company announced that its registration statement on Form 20-F has been declared effective by the U.S. Securities and Exchange Commission (“SEC”), with the result that Helix’s common shares are now registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SELECTED FINANCIAL INFORMATION
Summary of Quarterly Financial Information
The following table summarizes the Company’s unaudited quarterly consolidated financial information for each of the last eight quarters, all of which cover periods of three months.  This data has been derived from the unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, includes all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(thousand $, except for per share data)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2009	2009	2008	2008	2008	2008	2007	2007

Revenue	863	$1,119	$897	$1,018	$791	$885	$842	$864

Loss in the period	(4,252)	(2,321)	(2,655)	(1,139)	(1,526)	(1,644)	(2,909)	(1,523)

Loss per share (basic & diluted)	(0.08)	(0.05)	(0.04)	(0.03)	(0.04)	(0.05)	(0.09)	(0.04)

Cash used in operating activities	(3,256)	(1,618)	(2,114)	(2,167)	(1,073)	(1,643)	(1,463)	(1,871)

Total assets	26,324	29,420	21,666	24,312	25,967	12,610	14,273	16,960

The Company has generated revenues principally from two sources: product sales, and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development.

Revenue over the last eight fiscal quarters has been relatively stable except for the increase in the third quarter of fiscal 2008 and the first quarter of fiscal 2009.   In the third quarter of fiscal 2008, the Company received a minimum royalty payment of US$100,000 from Lumera Corporation and in addition experienced higher sales of Klean-PrepTM in Canada.  In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.

Product sales consist mainly of revenue from the sale in Canada of both Klean-PrepTM and Orthovisc®.

License fees and royalty revenues have remained consistent over the last eight fiscal quarters, with the exception of the third quarter of fiscal 2008 and the first quarter of fiscal 2009, with the major variance in both quarters relating to the Company’s sub-license with Lumera Corporation, as discussed above.

Quarterly net losses have remained consistent on a quarter over quarter basis with the exception of the fourth quarters of fiscal 2007 and 2008; and the first and second quarters of fiscal 2009.  The larger fourth quarter net loss in fiscal 2007 reflects a one-time write down of intellectual property while the larger fourth quarter net loss in fiscal 2008 represents the scale-up of research and development activities.  The net losses for both the first and second quarters of fiscal 2009 mainly reflect higher research and development activities and increased legal, audit and consulting fees associated with the Form20-F registration statement with the U.S. Securities and Exchange Commission.

Quarterly net loss per share has remained relatively consistent on a quarter over quarter basis with the exception of the fourth quarter of fiscal 2007 and the second quarter of fiscal 2009.  At the end of the fourth quarter of fiscal 2007, the Company had 36,335,335 common shares issued and outstanding. In the second quarter of fiscal 2008, the Company issued/ an additional 10,040,000 common shares at a price of $1.68 per share for aggregate proceeds of $16,867,200, resulting in 46,375,335 issued and outstanding common shares at the end of the fiscal fourth quarter in 2008. On October 2, 2008, the Company issued 6,800,000 units at $1.68 per unit for gross proceeds of $11,424,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011. The Company’s outstanding common shares on January 31, 2009 totaled 53,175,335.

Contractual commitments
There have been no material changes with respect to contractual commitments requiring payments during the second quarter of fiscal 2009 and on a fiscal year-to-date basis that are outside the ordinary course of the Company’s business.    Please refer to the MD&A included in the Company’s 2008 annual report, which was also filed on SEDAR at www.sedar.com ..

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues in fiscal 2009 are transacted in Canadian dollars, with a portion denominated in Euros and to a lesser extent, in U.S. dollars. Purchases of inventory are primarily transacted in U.S. dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in both Euros and Canadian dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the three and six month periods ended January 31, 2009, the Company paid $95,000 and $195,000 respectively (2008 – $64,000 and $125,000, respectively) to Cawkell Brodie Glaister LLP, legal counsel to the Company.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

For the three and six month periods ended January 31, 2009, the Company paid $24,000 and $60,000 respectively, (2008 – $nil and $nil), to Chesapeake Biological Laboratories Inc (“CBL”).  On October 8, 2008, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with CBL.  CBL is a wholly owned subsidiary of Cangene Corporation.  Cangene Corporation is controlled by the Apotex Group which includes Apotex Inc.  A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc.

The Company has the following related party transactions:

(thousand $)	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008

Professional, legal and consulting fees to directors, partnerships and/or
companies in which directors have a substantial interest	95	64	195	125

Contract fill finish services with Chesapeake Biological Laboratories Inc., a wholly owned subsidiary of Cangene Corporation	24	-	60	-

RECENT CANADIAN ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED
International Financial Reporting Standards
In February 2008, the CICA confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises.  These new standards will be effective for the Company’s interim and annual financial statements commencing August 1, 2011.  The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

In November 2007, the CICA issued Section 3064, Goodwill and Intangible Assets (“Section 3064”).  Section 3064, which replaces Section 3062, Goodwill and Intangibles Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This standard is effective for the Company, for interim and annual consolidated financial statements beginning August 1, 2009.  The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The Company has identified the need for improvement with regards to segregation of duties, general IT controls, complex accounting and matters of taxation.  These matters and their related risks are not uncommon in a company of Helix’s size.  To date, Helix has utilized external advisors and taken such other actions as it has considered appropriate to minimize these risks.  In addition, management is taking appropriate steps to further analyze and improve these areas.

During the second quarter of fiscal 2009 and on a fiscal year-to-date basis, the Company did not make any changes to its systems of internal controls.  The Company, in the second quarter of fiscal 2009, implemented a new financial accounting system. During the second half of fiscal 2009, it is anticipated that the Company will undergo a detailed analysis of internal controls

RISKS AND UNCERTAINTIES
Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage.  As a result of these risk factors, reported financial information may not necessarily be indicative of future operating results or of future financial position.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement or information.  Accordingly, reported financial information and forward-looking statements and information should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results include, either wholly or in part, the Company’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue;  uncertainty whether an IND or CTA will be compiled or submitted for Topical Interferon Alpha-2b or L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake human testing; uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all; intellectual property risks, including the possibility that patent applications may not result in issued patents, that issued patents may be circumvented or challenged and ultimately struck down, that any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology, and that the Company may not be able to protect its trade secrets or other confidential proprietary information; research and development risks, including uncertainty whether the L-DOS47 preclinical program will be completed as planned or at all; the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation of the research or development projects; partnership/strategic alliance risks and in particular, the need for performance by the Company’s licensees and other collaborators; the risk that the Company’s license optionee for Topical Interferon Alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its option, which would have a material adverse effect on the drug’s further development and commercialization;  the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47; uncertainty whether the Topical Interferon Alpha-2b Phase IIb / III clinical trials, the extension of the AGW clinical trial in Germany, or the L-DOS47 clinical trial referred to in this MD&A will be approved, undertaken or completed as planned or at all or will achieve expected results; the need for future clinical trials, the occurrence and success of which cannot be assured; manufacturing risks, the need to manufacture to regulatory standards, and uncertainty whether the manufacturing process for the Company’s drug candidates can be further scaled-up successfully or at all; the Company’s dependence on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations; uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products and those of its customers and licensees; uncertainty as to availability of raw materials, and in particular, cGMP grade materials, on acceptable terms or at all; product liability and insurance risks; the effect of competition; the risk of unknown side effects; the possibility that the Company will pursue additional development projects or other business opportunities; market volatility; the need to attract and retain key personnel; the Company’s dependence on assurances from third parties regarding licensing of proprietary technology owned by others; government regulation and the need for regulatory approvals for both the development and commercialization of products, which are not assured; rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive; risks associated with claims of infringement of intellectual property and of proprietary rights; exchange rate fluctuations; political, economic and environmental risks; the risk of unanticipated expenses or unanticipated reductions in revenue, or both; the risk that the Company’s expected timing of meeting certain objectives, including the filing of an IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, the commencement and completion of clinical trials and receipt of anticipated regulatory approvals, may not be met in the time expected or at all; the risk of litigation which could be time-consuming and expensive and which the Company might lose; the risk that the Company may be called upon to indemnify its directors and officers, pursuant to indemnity agreements entered into with them; and other risk factors that are discussed or identified in the Company’s public filings, including those discussed under the heading “Risk Factors” in the Company’s latest Annual Information Form at www.sedar.com, which are incorporated herein by reference.

FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking statements and information, which are statements and information that are not historical facts but instead include financial projections and estimates and their underlying assumptions; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business and operations, including its research, development and commercialization activities, and future regulatory approvals, products, clinical trials, services, revenue, suppliers and sales; statements regarding future performance, and other information in future periods. Forward-looking statements and information can be identified by the use of forward-looking terminology such as  “expects”,  “plans”, “designed to”, “potential”,  “is developing”, “believe”, “intends”, “continues”, “opportunities”, “in anticipation”,  “2009”,  “next”,  “ongoing”, “pursue”, “to seek”,  “objective”, “future”, “considering”, “projects”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements and information are statements and information about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including those referred to above under “Risks and Uncertainties”, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s latest Annual Information Form and other reports filed with the Canadian Securities Regulatory Authorities at www.sedar.com from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

Dated March 16, 2009